Exhibit 2.1

TERMINATION OF AGREEMENT AND PLAN OF MERGER

This Termination of Agreement and Plan of Merger, dated as of December 16, 2022 (this “Termination Agreement”), is entered into by and among Aries I Acquisition Corporation, a Cayman Island exempted company (“SPAC”), Aries I Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of SPAC (“Merger Sub”), and Infinite Assets, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below). Section references used herein are to the respective sections of the Merger Agreement. SPAC, Merger Sub and the Company are collectively referred to as the “Parties” and each as a “Party”.

WHEREAS, SPAC, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of December 13, 2021 (the “Merger Agreement”); and

WHEREAS, the Parties wish to mutually terminate the Merger Agreement in accordance with the provisions thereof.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1.	The Merger Agreement is hereby terminated, effective immediately, pursuant to Section 10.01(a) of the Merger Agreement.

2.	The effect of the termination of the Merger Agreement shall be as set forth in Section 10.02 of the Merger Agreement; provided that, subject to the terms set forth herein, the Parties hereby forever waive and relinquish any and all rights and benefits they may otherwise have or be entitled to under the Surviving Provisions, such that upon execution hereof, no Party shall have any continuing liability under the Merger Agreement.

3.	SPAC shall file a Form 8-K in the form of Exhibit A hereto. Thereafter, except for disclosure or communication required by applicable Law or stock exchange rule, or in response to any request by any Governmental Authority, no Party shall issue any press release or otherwise make any public statement with respect to the other Parties, the transactions contemplated by the Merger Agreement and/or this Termination Agreement without the prior written consent of such other Parties; provided that, prior to any disclosure or communication required by applicable Law or stock exchange rule or in response to a request by a Governmental Authority, SPAC or the Company, as applicable, shall (i) use its reasonable best efforts to consult with the other before making any such disclosure, communication or response and (ii) to the fullest extent permitted by applicable Law, first allow the other to review such disclosure, communication or response and the opportunity to comment thereon, and shall consider such comments in good faith.

4.	SPAC, for itself, and on behalf of its Representatives (as defined below), hereby absolutely, forever and fully releases and discharges the Company and its Representatives from all claims, contentions, rights, debts, liabilities, demands, accounts, reckonings, obligations, duties, promises, costs, expenses (including, without limitation, attorneys’ fees and costs), liens, indemnification rights, damages, losses, actions and causes of action, of any kind whatsoever, whether due or owing in the past, present or future and whether based upon contract, tort, statute or any other legal or equitable theory of recovery, and whether known or unknown, suspected or unsuspected, asserted or unasserted, fixed or contingent, matured or unmatured, with respect to, pertaining to, based on, arising out of, resulting from or relating to the Merger Agreement, the Transaction Agreements and the transactions contemplated by the Merger Agreement (the “SPAC Released Claims”). As used in this Termination Agreement, the “Representatives” of a Party shall mean such Party’s affiliates and present and former, direct and indirect equity holders, partners, joint venturers, lenders, administrators, representatives, shareholders, members, parent entities and/or individuals, subsidiaries, officers, directors, attorneys, agents, employees, legatees, devisees, executors, trustees, beneficiaries, insurers, predecessors, successors, heirs and assigns.

5.	The Company, for itself and on behalf of its Representatives, hereby absolutely, forever and fully releases and discharges SPAC, Merger Sub and each of their respective Representatives from all claims, contentions, rights, debts, liabilities, demands, accounts, reckonings, obligations, duties, promises, costs, expenses (including, without limitation, attorneys’ fees and costs), liens, indemnification rights, damages, losses, actions and causes of action, of any kind whatsoever, whether due or owing in the past, present or future and whether based upon contract, tort, statute or any other legal or equitable theory of recovery, and whether known or unknown, suspected or unsuspected, asserted or unasserted, fixed or contingent, matured or unmatured, with respect to, pertaining to, based on, arising out of, resulting from or relating to the Merger Agreement, the Transaction Agreements and the transactions contemplated by the Merger Agreement (the “Company Released Claims”, and together with the SPAC Released Claims, the “Released Claims”).

6.	Notwithstanding anything contained in this Termination Agreement to the contrary, it is the express intention of the Parties that the Released Claims described in paragraphs 4 and 5 of this Termination Agreement do not include claims, if any, based upon a breach of this Termination Agreement or a breach of the Confidentiality Agreement (as defined below). Each Party represents and warrants that it is not aware of any breach of the Confidentiality Agreement as of the date hereof.

7.	Each Party hereby agrees not to (a) make, publish or communicate to any person or in any public or private forum or through any medium, any statements that are disparaging or defamatory of the other Parties or their respective Representatives, or (b) otherwise engage, directly or indirectly, in any communications with any person that are disparaging to the other Parties or their respective Representatives that may damage the reputation or goodwill of the other Parties or their respective Representatives, or that place the other Parties or their respective Representatives in any false or negative light. Each Party hereby represents to the other Parties that it has not engaged in any of the actions and communications described in the foregoing sentence prior to the date hereof. Nothing contained in this Section shall in any way restrict or impede any Party from communications relating to or in connection with: (i) legal or administrative proceedings, or (ii) applicable law, regulation, supervisory authority or other applicable judicial or governmental order, subpoena or other process.

8.	Each Party acknowledges and understands that there is a risk that, subsequent to the execution of this Termination Agreement, each Party may discover, incur or suffer Released Claims that were unknown or unanticipated at the time of the execution of this Termination Agreement, and which, if known on the date of the execution of this Termination Agreement, might have materially affected such Party’s decision to enter into and execute this Termination Agreement. Each Party further agrees that by reason of the releases contained herein, each Party is assuming the risk of such unknown Released Claims and agrees that this Termination Agreement applies thereto.

9.	Each Party acknowledges and agrees that it is familiar with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each Party hereby waives and relinquishes any rights and benefits that such Party may have under Section 1542 or any similar statute or common law principle of any jurisdiction. Each Party acknowledges that it may hereafter discover facts in addition to or different from those that such Party now knows or believes to be true with respect to the subject.

10.	Except as otherwise provided in paragraph 3 of this Termination Agreement, the Parties hereby acknowledge and agree that each Party continues to be bound by the Mutual Non-Disclosure Agreement, dated as of October 3, 2021 (the “Confidentiality Agreement”), by and between the Company and SPAC, and that all information obtained pursuant to the Merger Agreement shall be kept confidential in accordance with the Confidentiality Agreement.

11.	If any term or other provision of this Termination Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Termination Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Termination Agreement are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Termination Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Termination Agreement be consummated as originally contemplated to the fullest extent possible.

12.	This Termination Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in such State. Any Action arising out of or relating to this Termination Agreement shall, to the fullest extent permitted by applicable Law, be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided that if jurisdiction is not available in such court, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. To the fullest extent permitted by applicable Law, the Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Termination Agreement brought by any Party and (b) agree not to commence any such Action except in the courts described above in Delaware, other than any Action in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. To the fullest extent permitted by applicable Law, each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Termination Agreement, any claim (i) that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Termination Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of or relating to this Termination Agreement. Each of the Parties (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Action, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Termination Agreement, as applicable, by, among other things, the mutual waivers and certifications in this paragraph 12.

13.	This Termination Agreement may be executed and delivered (including by facsimile or portable document format (.pdf transmission)) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

14.	This Termination Agreement may only be amended in writing by the Parties.

15.	Each Party, on its own behalf and on behalf of its Representatives, hereby covenants that neither it nor any of its Representatives will at any time hereafter, directly or indirectly, initiate, assert, maintain or prosecute, or in any way knowingly aid in the initiation, assertion, maintenance or prosecution of, any Released Claim against any of the other Parties or any of their respective Representatives. In the event that any Party, or any Representative of a Party, initiates, asserts, maintains or prosecutes any lawsuit, action, claim or other proceeding that constitutes a Released Claim against (i) any other Party or Parties (the “Non-Litigating Party” or “Non-Litigating Parties”, as the case may be), or (ii) any Representative(s) of the Non-Litigating Party or Parties (a “Proceeding”), then the Party who commenced a Proceeding or whose Representative has commenced a Proceeding (the “Litigating Party”) shall indemnify and hold harmless the Non-Litigating Party or Parties and its or their Representatives, and shall reimburse the Non-Litigating Party or Parties and its or their Representatives, for any loss, liability, damage or expense (including reasonable attorneys’ fees and other expenses related to the defense of such Proceeding) arising from or in connection therewith. For clarity, in the event that the Litigating Party or Parties, or any Representative of the Litigating Party or Parties, commences any Proceeding against the Non-Litigating Party or Parties and/or its or their Representatives, the Non-Litigating Party or Parties and/or its or their Representatives may bring any counter-claim, counter-action or other proceeding, or raise any claim in defense of such Proceeding, against the Litigating Party and/or its Representatives and the Non-Litigating Party or Parties shall not be required to indemnify the Litigating Party or its Representatives for their expenses pursuant to this paragraph 15.

16.	Except as identified in paragraph 15 above, each Party hereby agrees to pay its own expenses (including the fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by such Party in connection with this Termination Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

[Signature Page(s) Follow.]

IN WITNESS WHEREOF, the undersigned have executed this Termination Agreement as of the date written above.

ARIES I ACQUISITION CORPORATION

By:	/s/ Paul Wolfe
Paul Wolfe
Chief Operating Officer

ARIES I MERGER SUB, INC.

By:	/s/ Thane Ritchie
Thane Ritchie
President

[Signature Page to Termination Agreement]

INFINITE ASSETS, INC.

By:	/s/ Erick Kwack
Name: Erick Kwack
Title: Chief Legal Officer

[Signature Page to Termination Agreement]

Exhibit A

Form 8-K

Item 1.02 Termination of a Material Definitive Agreement.

As previously reported, Aries I Acquisition Corporation, a Cayman Islands exempted company (the “Company”), and Infinite Assets, Inc., a Delaware corporation (“Infinite”), entered into an Agreement and Plan of Merger, dated December 13, 2021 (the “Merger Agreement”), by and among the Company, Infinite and Aries I Merger Sub, Inc., a Delaware corporation (“Merger Sub”), which provided that if the Merger Agreement was approved by the Company’s shareholders, and the transactions contemplated by the Merger Agreement were consummated, Merger Sub would merge with and into Infinite, with Infinite~ surviving the merger as a wholly owned subsidiary of the Company, which would be renamed “InfiniteWorld, Inc.”

On December 16, 2022, the Company and Infinite entered into a Termination of Agreement and Plan of Merger (the “Termination Agreement”) pursuant to which the Company and Infinite mutually agreed to terminate the Merger Agreement in accordance with Section 10.01(a) of the Merger Agreement. Their decision to enter into the Termination Agreement took into account current market conditions in certain sectors, the general difficulties facing special purpose acquisition companies, and other market factors. The termination of the Merger Agreement became effective as of such date and, as a result, the Merger Agreement is of no further force and effect and neither the Company nor Infinite shall have any continuing liability under the Merger Agreement.

Aries intends to continue to pursue the consummation of an initial business combination with an appropriate target. Any alternative acquisition must be consummated by December 21, 2022 (or August 21, 2023 if the Company extends the time to consummate an initial business combination to the fullest extent available), or during any additional shareholder-approved extension period.